THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

March 13, 2008

Chad Eskildsen

Senior Accountant

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 2-0549

RE: Presidio Funds; File Nos. 333-122412 and 811-21707

Dear Mr. Eskildsen:

On March 4, 2008, you provided comments on an annual report filed on Form N-CSR by Presidio Funds (the “Registrant”) on July 3, 2007.  Please find below the Registrant's responses to your comments.  For your convenience, I have summarized your comments.

1.

Comment.  On the Statement of Assets and Liabilities, "Net Assets" and "Net Assets, for 4,328,177 Shares Outstanding" do not reconcile.  Please explain.

Response.  The entry for "Paid in Capital" is incorrect.  The correct number is $52,077,163, rather than $52,044,163.  When the correct number is added to the other components of the Registrant's nets assets, both "Net Assets" and "Net Assets, for 4,328,177 Shares Outstanding" total $63,696,288.

1.

Comment.  The Statement of Operations show net investment losses of $221,810.  Note 2 to the Registrant's financial statements discloses that "[i]n accordance with SOP - 93-2, the Fund has recorded a reclassification in the capital account. As of April 30, 2007, the Fund has recorded a permanent book/tax difference of $142,131 from net investment loss to paid-in-capital."  Please explain why only $142,131 of net investment losses was reclassified.

Response.  The reclassification of the $142,131 does not equal the net investment loss of $221,810 because for tax purposes the Registrant was able to use net short-term gains to reduce the loss.

2.

Comment.  Please provide a capital account rollforward for the period April 30, 2006 through April 30, 2007.

Response.  A copy of the Registrant's capital account rollforward is attached to this letter.

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361	df 572916.1

Chad Eskildsen

March 13, 2008

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

Enclosure

cc:

Kevin O'Boyle

Jeffrey Provence

Michael Baranowsky

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361	df 572916.1

Presidio Fund						PPD: MTB 6/4/2007
Capital Account Rollforward						Reviewed: MAL 6/12/07
April 30, 2007

			(A)		Accumulated	Net
			Undistributed		Undistributed	Unrealized
		Capital	NII		Capital G/(L)	Gain (Loss)		Total

Prior Year Balance		31,908,919	0		(65,952)	4,384,478		36,227,445

Current Year Activity		20,310,376	(221,810)
			145,631		1,201,596	6,033,051		27,468,844
			(65,952)		65,952
Current Year Dividends		0

ROC SOP Adjustments	R/S-1-1	(142,131)	142,131					0

Total		52,077,164	0		1,201,596	10,417,529	TB	63,696,289
F/S Adjusted		52,077,163	0		1,201,596	10,417,529		63,696,288

Difference		1	0		0	0		1

Capital Shares		Shares	Dollars

Prior Year Balance	PY	2,786,707	31,908,919

Subscriptions	LL-1	1,874,352	24,591,692
Redemption fees			1,037

Reinvested Dividends		0	0

Redemptions	LL-1	(332,882)	(4,282,353)

Increase(decrease)	F/S	1,541,470	20,310,376

R/S - 1

Presidio Fund						PPD: MTB 6/4/2007
Capital Account Rollforward						Reviewed: MAL 6/12/07
April 30, 2007

(A)		ROC SOP adjustment is the permanent difference between book and tax namely for net
Per SOP 93-2		operating losses that are not able to be carried forward. These are netted with paid in
		capital for financial statement purposes.
		Thus for 2007 the net investment loss is reduced by short term gains in excess of long term
		gains on a tax basis.
		2006 had a capital loss carryover that is carried forward as a short term loss and reduces
		the current short term gains on a tax basis ( adjusted for wash sales).
		The current total book gains are reduced by the tax short term gains to arrive at the
		undistributed gains on the financial statements.

Book Net Investment Loss						(221,810)

Tax Short Term Gains

PY Capital Loss Carryover				PY	(65,952)

Book short term		A/C 3500	127,104
Wash sale adjustments:
Reclass from L/T		H-8	2,431
CY deferrals		H-8	16,096
PY reversals		H-8	0		145,631

Since there is net short term gains in excess of long term gains
short term can offset net investment loss						79,679

Net Investment Loss - permanently lost					R/S-1	(142,131)

Undistributed Gains						1,347,227

Tax short term gains per above						(145,631)

Undistributed gains					R/S-1	1,201,596

Short - term gains	A/C 3500	127,104
Long - term gains	A/C 3510	1,220,123
		1,347,227

R/S - 1-1